Filed by Fisher Scientific International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Fisher Scientific International Inc.
Commission File No. 1-10920

Fisher Scientific Employee Q&A

1.	Who is Thermo Electron?
Thermo Electron is a world leader in analytical instrument solutions, which enable Thermo’s customers to make the world a healthier, cleaner and safer place. Thermo Electron, which is traded on the New York Stock Exchange under the ticker TMO, operates two divisions:
•	Life and Laboratory Sciences, which manufactures items such as chromatographs, sample preparation instruments and spectrometers, and serves the biotechnology, academic, government and other research and industrial laboratory markets, as well as clinical laboratory and healthcare industries; and
•	Measurement and Control, which produces analytical instruments used in manufacturing facilities and in environmental and safety applications. This division also offers a range of instrument solutions for chemical, radiation and explosives detection, and flow meters. It serves industrial markets and governmental agencies.
Thermo Electron, headquartered in Waltham, Massachusetts, has nearly 10,000 employees worldwide and operates facilities in China, Finland, France, Germany, Italy, Japan, the Netherlands, Switzerland, the United Kingdom, and throughout the United States.
2.	Why is Fisher Scientific combining with Thermo Electron?
We believe this transaction positions us for continued growth and leadership in our industry. Thermo and Fisher have complementary technology leadership in instrumentation, life science consumables, software and services. By combining these capabilities, the company will be positioned to provide integrated, end-to-end technical solutions. The combined company will have revenues of approximately $9 billion and an industry leading global sales and service organization with nearly 7,500 professionals serving its customers worldwide.
3.	How will this transaction affect employees?
Both Thermo and Fisher’s employees have done a solid job in building their respective companies. We believe that by working together, we can create a larger, more diversified organization in an even stronger position to compete in our highly fragmented industry.
Over the long term, we believe employees will benefit from additional career development and advancement opportunities as the combined company grows. Until the transaction closes, however, we remain separate companies, and employees should continue to focus on serving our customers and executing our respective business plans.
4.	How long before the transaction closes? What approvals are required?
The transaction is subject to approval by both companies’ shareholders as well as customary closing conditions and regulatory approvals. It is expected to close in the fourth quarter of 2006.

5.	What can employees expect in the interim?
Excellence will not be possible without our collective efforts and our ongoing commitment to the task at hand. Until the transaction closes, we remain separate companies, and employees should continue to focus on serving our customers and executing our respective business plans. We will make every effort to keep you informed about developments and progress throughout the merger and integration process.
6.	What are the plans to integrate the two companies? How will staffing at various levels throughout the combined company be determined?
While it is premature to discuss specifics now, we are building an integration planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together. Given the complementary nature of our companies and the strong, talented teams at both Thermo and Fisher, we expect to realize the benefits of this transaction quickly and efficiently following the transaction’s close.
7.	What happens to each company’s sales force?
The combined company will have an industry leading global sales and service organization with nearly 7,500 professionals, and we will take the appropriate steps to ensure that our customers continue to receive the superior levels of service that they have come to expect.
The combined sales and service organization will provide Thermo Fisher Scientific with unparalleled customer access. The experiences and insights of Fisher’s employees will play a central role in the continued development of the combined company. By leveraging the relationships established by each company’s sales force and the combined company’s broad product and service portfolio, Thermo Fisher Scientific expects to build new customer relationships as well as enhance existing ones.
8.	Will there be any changes in Fisher’s employee benefits and compensation?
Both Thermo Electron and Fisher Scientific are committed to providing a competitive compensation and benefits package that will enable us to attract and retain the talent needed to successfully drive the combined company forward.
9.	Will there be any layoffs as a result of the transaction?
This transaction is about growth and we do not anticipate significant workforce reductions. As in any combination, however, there will inevitably be some overlap primarily at the corporate level. It is important to remember that we expect there to be increased career development opportunities for our employees as we move forward and grow together. Regardless of any changes, it is both Thermo and Fisher’s practice to treat employees with respect.

10.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?
Upon closing of the transaction, the combined company will be called Thermo Fisher Scientific and will be headquartered in Waltham, Massachusetts, and will continue to have a facility in Hampton, New Hampshire. Paul M. Meister, Vice Chairman of Fisher, will be Chairman of Thermo Fisher Scientific, and Marijn E. Dekkers, President and Chief Executive Officer of Thermo, will be President and Chief Executive Officer. Paul M. Montrone, Chairman and Chief Executive Officer of Fisher, will be stepping aside in support of the new management team. He will be concentrating on launching new business opportunities and will remain an adviser to the company. Thermo Fisher Scientific’s board of directors will be comprised initially of eight members, with five nominated by Thermo and three nominated by Fisher.
11.	How will this transaction affect our relationship with our customers?
In the end, this transaction is about better meeting the needs of our customers and helping them to be more efficient and effective in what they do. Thermo and Fisher have complementary technology leadership in instrumentation, life science consumables, software and services. By combining these capabilities, the company will be well positioned to provide integrated, end-to-end technical solutions. Our customers will also benefit from our industry leading sales and service organization with nearly 7,500 professionals worldwide. We remain committed to providing choice to our customers by offering a wide range of supplier-branded products and services. As with our other recent transactions, our existing distribution relationships remain unchanged as a result of this transaction. We will be working closely with our customers to help ensure that they understand the real benefits of this transaction and how the combined company can better meet their needs.
12.	How will this transaction affect our relationship with our suppliers?
All contracts will be honored, and day-to-day contacts will remain the same. It will be business as usual until the transaction closes. We will continue offering our customers a wide range of products and services representing the industry’s premier brands.
13.	Where can employees obtain additional information?
We will make every effort to keep you informed about developments and progress throughout the merger and integration process.
Forward-Looking Statements
This communication, and other statements that Fisher Scientific or Thermo Electron may make, may contain forward-looking statements, which involve a number of risks and uncertainties. Thermo Electron and Fisher Scientific caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Thermo Electron and Fisher Scientific, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Electron’s and Fisher Scientific’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q for the first quarter of 2006. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
Additional Information About this Transaction
In connection with the proposed merger, Thermo Electron will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Thermo Electron and Fisher Scientific that also constitutes a prospectus of Thermo Electron. Thermo Electron and Fisher Scientific will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Thermo Electron and Fisher Scientific with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Thermo Electron’s website at http://www.thermo.com under the heading “About Thermo” and then under the heading “Investors” or by accessing Fisher Scientific’s website at http://www.fisherscientific.com under the tab “Investor Info.”
Participants in the Solicitation
Thermo Electron, Fisher Scientific and their respective directors and executive officers may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Thermo Electron’s executive officers and directors in Thermo Electron’s definitive proxy statement filed with the SEC on April 11, 2006. You can find information about Fisher Scientific’s executive officers and directors in the company’s definitive proxy statement filed with the SEC on April 6, 2006. You can obtain free copies of these documents from Thermo Electron or Fisher Scientific using the contact information above.